CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED
MARCH 31, 2008, 2007, and 2006

(Expressed in Canadian Dollars, unless otherwise stated)

D E V I S S E R  G R A Y  L L P
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

AUDITORS’ REPORT

To the Shareholders of Amarc Resources Ltd.

We have audited the consolidated balance sheets of Amarc Resources Ltd. as at March 31, 2008 and 2007, and the consolidated statements of operations and deficit, shareholders’ equity and cash flows for each of the years in the three year period ended March 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2008 and 2007 and the results of its operations and cash flows for each of the years in the three year period ended March 31, 2008 in accordance with generally accepted accounting principles in Canada.

“De Visser Gray LLP”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
July 29, 2008

AMARC RESOURCES LTD.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	March 31	March 31
	2008	2007

ASSETS

Current assets
Cash and cash equivalents	$7,713,995	$2,916,194
Amounts receivable and prepaid expenses	249,252	112,441
Balances receivable from related parties (note 8)	–	5,714,191
	7,963,247	8,742,826

Equipment (note 5)	20,369	25,462
Mineral property interests (note 6)	4	–

	$7,983,620	$8,768,288

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$44,377	$78,012
Balance due to related party (note 8)	180,767	–
	225,144	78,012
Shareholders' equity
Share capital (note 7(a) and (b))	30,747,065	27,287,248
Contributed surplus (note 7(e))	1,469,931	2,295,248
Deficit	(24,458,520)	(20,892,220)
	7,758,476	8,690,276
Nature and continuance of operations (note 1)
Commitments (note 7(b))
Subsequent events (notes 6(a)(i))

	$7,983,620	$8,768,288

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

/s/ Ronald W. Thiessen	/s/ Robert A. Dickinson

Ronald W. Thiessen	Robert A. Dickinson
Director	Director

AMARC RESOURCES LTD.
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)

	Years ended March 31
	2008	2007	2006

Expenses
Amortization	$5,092	$6,366	$10,154
Conference and travel	93,829	60,402	37,471
Exploration (schedule)	3,066,939	1,033,060	3,012,825
Legal, accounting, and audit	55,162	33,465	64,160
Management and consulting	48,795	54,714	92,987
Office and administration	183,842	150,163	137,155
Property investigation	2,596	10,396	4,316
Salaries and benefits	257,060	229,024	382,254
Shareholder communication	72,860	51,857	72,531
Stock-based compensation (note 7(c))	–	–	(16,282)
Trust and filing	26,903	18,719	17,946
	3,813,078	1,648,166	3,815,517

Other items
Foreign exchange (gain) loss	138,026	(38,098)	2,645
Gain on sale of marketable securities (note 8(c))	(68,992)	–	(92,887)
Loss on sale of equipment	–	1,678	–
Write down of accounts receivable	–	–	45,088
Write down of mineral property interest (note 6)	–	98,429	10,000
Write down of marketable securities	–	–	190,392
Interest and other income	(315,812)	(333,737)	(129,852)
	(246,778)	(271,728)	25,386

Loss and comprehensive loss for the year	$(3,566,300)	$(1,376,438)	$(3,840,903)

Deficit, beginning of year	$(20,892,220)	$(19,515,782)	$(15,674,879)

Deficit, end of year	$(24,458,520)	$(20,892,220)	$(19,515,782)

Basic and diluted loss per share	$(0.06)	$(0.03)	$(0.08)

Weighted average number
of common shares outstanding	63,343,763	54,557,473	49,880,651

The accompanying notes are an integral part of these consolidated financial statements.

AMARC RESOURCES LTD.
Consolidated Statements of Shareholders' Equity
(Expressed in Canadian Dollars)

	Year ended		Year ended		Year ended
	March 31, 2008		March 31, 2007		March 31, 2006

	Number of		Number of		Number of
Share capital	shares		shares		shares
Balance at beginning of the year	62,949,473	$27,287,248	52,459,473	$23,997,068	47,737,142	$22,387,954
Options exercised	–	–	–	–	7,000	1,190
Warrants exercised	–	–	–	–	4,665,331	1,586,212
Shares issued for property option payments	–	–	–	–	50,000	18,750
Fair value of options allocated to shares issued on exercise	–	–	–	–	–	2,962
Private placement at $0.50 per share, net of issue costs	–	–	10,490,000	5,097,607	–	–
Fair value of warrants issued (note 7(d))	–	–	–	(1,807,427)	–	–
Exercise of share purchase warrants at $0.55 per share	4,790,000	2,634,500	–	–	–	–
Fair value of warrants allocated to shares issued on exercise	–	825,317	–	–	–	–
Balance at end of the year	67,739,473	30,747,065	62,949,473	27,287,248	52,459,473	23,997,068

Contributed surplus
Balance at beginning of the year		2,295,248		487,821		507,065
Non-cash stock-based compensation		–		–		(16,282)
Fair value of options allocated to shares issued on exercise		–		–		(2,962)
Fair value of warrants issued		–		1,807,427		–
Fair value of warrants allocated to shares issued on exercise		(825,317)		–		–
Balance at end of the year		1,469,931		2,295,248		487,821

Deficit
Balance at beginning of the year		(20,892,220)		(19,515,782)		(15,674,879)
Loss for the year		(3,566,300)		(1,376,438)		(3,840,903)
Balance at end of the year		(24,458,520)		(20,892,220)		(19,515,782)

TOTAL SHAREHOLDERS' EQUITY		$7,758,476		$8,690,276		$4,969,107

The accompanying notes are an integral part of these consolidated financial statements.

AMARC RESOURCES LTD.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	Years ended March 31
Cash provided by (used in)	2008	2007	2006

Operating activities
Loss for the year	$(3,566,300)	$(1,376,438)	$(3,840,903)
Items not involving cash
Amortization	5,092	6,366	10,154
Common shares issued for property fees	–	–	18,750
Gain on sale of marketable securities	(68,992)	–	(92,887)
Loss on sale of equipment	–	1,678	–
Non-cash interest income (note 8(c))	(53,629)	–	–
Stock-based compensation (note 7(c))	–	–	(16,282)
Write down of accounts receivable	–	–	45,088
Write down of mineral property interest	–	98,429	10,000
Write down of marketable securities	–	–	190,392
Changes in non-cash working capital items
Amounts receivable and prepaids	(136,812)	(11,524)	116,668
Balances receivable from and payable to related parties	202,079	19,117	(326,580)
Accounts payable and accrued liabilities	(33,636)	39,581	(739,540)
	(3,652,198)	(1,222,791)	(4,625,140)

Investing activities
Proceeds from sale of equipment	–	3,445	–
Proceeds from sale of marketable securities	315,499	–	240,292
Loan to a related party	5,500,000	(5,500,000)	–
	5,815,499	(5,496,555)	240,292

Financing activities
Issuance of share capital, net of costs	2,634,500	5,097,607	1,587,402
	2,634,500	5,097,607	1,587,402

Increase (decrease) in cash and cash equivalents	4,797,801	(1,621,739)	(2,797,446)

Cash and cash equivalents, beginning of year	2,916,194	4,537,933	7,335,379

Cash and cash equivalents, end of year	$7,713,995	$2,916,194	$4,537,933
	-
Components of cash and cash equivalents are as follows:
Cash	$511,900	$1,016,630	$278,568
Cash equivalents	7,202,095	1,899,564	4,259,365
	$7,713,995	$2,916,194	$4,537,933

The accompanying notes are an integral part of these consolidated financial statements.

Supplementary cash flow information:

Interest paid	$–	$–	$–
Taxes paid	–	–	–
Interest received	262,942	141,410	126,782

Non cash financing and investing activities:
Issuance of common shares for property option fees	$-	$-	$18,750
Common shares received from Endurance Gold Corporation (note 6(a)(vi))	$-	$-	$47,500
Common shares received from Rockwell Diamonds Inc. (note 8(c))	$246,507	$-	$-
Fair value of share warrants issued on private placement charged
to share capital (note 7(b))	$-	$1,807,427	$-
Fair value of share warrants transferred to share capital on warrants
exercised from contributed surplus	$825,317	$-	$-
Fair value of stock options transferred to share capital on options
exercised from contributed surplus (notes 7(b) & (e))	$-	$-	$2,962

AMARC RESOURCES LTD.
Consolidated Schedules of Exploration Expenses
(Expressed in Canadian Dollars)

	Years ended March 31
	2008	2007	2006

Assays and analysis	$283,281	$162,429	$205,889
Drilling	–	–	260,900
Engineering	7,581	–	–
Equipment rental	83,933	25,695	186,127
Freight	18,582	2,122	40,214
Geological	1,721,493	635,870	1,117,544
Graphics	21,128	9,762	19,094
Helicopter	391,877	42,358	260,720
Property fees and assessments	67,489	18,831	23,310
Property option payments	60,000	25,000	78,750
Site activities	372,491	64,297	727,397
Travel and accommodation	39,084	46,696	92,880
Incurred during the year	3,066,939	1,033,060	3,012,825
Cumulative expenditures, beginning of year	14,382,635	13,349,575	10,336,750
Cumulative expenditures, end of year	$17,449,574	$14,382,635	$13,349,575

The accompanying notes are an integral part of these consolidated financial statements.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2008, 2007, and 2006
(Expressed in Canadian Dollars)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Amarc Resources Ltd. (the "Company") is incorporated under the laws of the Province of British Columbia, and its principal business activity is the acquisition and exploration of mineral properties. Its principal mineral property interests are located in British Columbia.

These consolidated financial statements have been prepared using Canadian generally accepted accounting principles assuming a going concern. The Company has incurred losses since inception and its ability to continue as a going concern depends upon its capacity to develop profitable operations and to continue to raise adequate financing. These consolidated financial statements do not reflect adjustments, which could be material, to the carrying values of assets and liabilities which may be required should the Company be unable to continue as a going concern.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and have been reconciled to United States generally accepted accounting principles in note 11. These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Compania Minera Amarc SA de CV and Amarc Exploraciones Mineras SA de CV, both of which are incorporated in Mexico. Also included are the accounts of the Precious Exploration Limited Partnership, which is subject to the Company's control and primary beneficial ownership.

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Cash and cash equivalents

Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of purchase, which are readily convertible to known amounts of cash.

(b)	Equipment

Equipment is recorded at cost and is amortized over its estimated useful life using the declining balance method at various rates ranging from 20% to 30% per annum.

(c)	Reclamation deposits

Reclamation deposits are recorded at cost and are included in amounts receivable and prepaid expenses.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2008, 2007, and 2006
(Expressed in Canadian Dollars)

(d)	Mineral property interests and related asset retirement obligations

The acquisition costs of mineral properties are deferred until the properties are placed into production, sold or abandoned. These costs are amortized on a unit-of-production basis over the estimated useful life of the related properties following the commencement of production, or written off if the properties are sold, allowed to lapse or abandoned, or when impairment has been determined to have occurred. If the deferred mineral property costs are determined not to be recoverable over the estimated useful life or are greater than the estimated fair market value, the unrecoverable portion is charged to operations in that period.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares, on the date of issue or as otherwise provided under the agreement terms for the mineral property interest. Costs for properties for which the Company does not possess unrestricted ownership and exploration rights, such as option agreements, are expensed in the period incurred or until a feasibility study has determined that the property is capable of commercial production.

Exploration costs and option payments are expensed in the period incurred. Option payments which are solely at the Company's discretion are recorded as they are made.

Administrative expenditures are expensed in the period incurred.

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected from the asset. If the carrying amount of the long-lived asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

The Company records the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Company also records a corresponding asset value which is amortized over the same basis as the asset being retired. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted at the end of each period to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying the obligation (asset retirement cost).

The Company has no material asset retirement obligations as the disturbance at the exploration sites as at March 31, 2008 has been minimal.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2008, 2007, and 2006
(Expressed in Canadian Dollars)

(e)	Government assistance

Due to the uncertainty of approval associated with mineral exploration tax credits and other government grants for which the Company applies, government grants are recorded and credited to exploration expenses when the proceeds of these grants are actually received.

(f)	Share capital

Common shares issued for mineral property interests are recorded at their fair market value based upon the trading price of the shares on the TSX Venture Exchange on the date of issue or as otherwise provided under the agreement terms to issue the shares.

The proceeds from common shares issued pursuant to flow-through share financing agreements are credited to share capital and the tax benefits of the exploration expenditures incurred pursuant to these agreements are transferred to the purchaser of the flow-through shares.

Share issue costs are deducted from share capital.

(g)	Stock-based compensation

The Company accounts for all non-cash stock-based payments to non-employees, and employee awards that are direct awards of shares that call for settlement in cash or other assets, or that are share appreciation rights which call for settlement by the issuance of equity instruments, using the fair value method.

Under the fair value method, stock-based payments are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of non-cash stock-based payments is periodically re-measured until counterparty performance is complete, and any change therein is recognized in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of non-cash stock-based payments to service providers that are fully vested and non-forfeitable at the grant date is measured and recognized at that date. For awards that vest at the end of a vesting period, compensation cost is recognized on a straight-line basis; for awards that vest on a graded basis, compensation cost is recognized on a pro-rata basis over the vesting period.

Consideration received by the Company upon the exercise of share purchase options and warrants, and the stock-based compensation previously credited to contributed surplus related to such options and warrants, is credited to share capital.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2008, 2007, and 2006
(Expressed in Canadian Dollars)

(h)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of potential impairments of asset values, and rates for amortization of equipment, as well as the assumptions used in determining the fair value of non-cash stock-based compensation. Actual results could differ from those estimates.

(i)	Foreign currency translation

All of the Company's foreign subsidiaries are considered integrated.

Monetary assets and liabilities of the Company and its integrated foreign operations are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except amortization, are translated at average exchange rates for the period. Amortization is translated at the same exchange rates as the assets to which it relates. Foreign exchange gains or losses are recognized in the statement of operations.

(j)	Segment disclosures

The Company is currently operating in a single segment – the acquisition, exploration and development of mineral properties in British Columbia, Canada.

(k)	Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, generally using the enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Future income tax assets also result from unused loss carry-forwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

Under the Canadian Income Tax Act, a company may issue securities referred to as flow-through shares whereby the investor may claim the tax deductions arising from the qualifying expenditure

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2008, 2007, and 2006
(Expressed in Canadian Dollars)

of the proceeds by the company. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective corporate tax rate), thereby reducing share capital. Previously unrecognized tax assets may then offset or eliminate the liability recorded.

(l)	Loss per share

Basic loss per share is calculated by dividing the loss for the period by the weighted average number of common shares outstanding during the period.

Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period.

When the Company is in a net loss position, diluted loss per share is not presented separately as the effect of the outstanding options and warrants would be anti-dilutive.

(m)	Impairment of long-lived assets

The Company reviews and evaluates its long-lived assets, including mineral properties, plant and equipment, for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to its estimated undiscounted future cash flows expected to be generated by the asset. Measurement of an impairment loss is based on the excess of the estimated fair value of the asset over its carrying value.

At each reporting period and whenever events or circumstances indicate that an asset's fair value may not be at least equal to its carrying value, management of the Company reviews the net carrying value. These reviews involve consideration of the fair value of each property to determine whether a permanent impairment in value has occurred and whether any asset write down is necessary.

(n)	Variable interest entities

An enterprise holding other than a voting interest in a variable interest entity ("VIE") could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE's expected losses, receive the majority of its expected residual returns, or both. The Company does not have any VIE's.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2008, 2007, and 2006
(Expressed in Canadian Dollars)

(o)	Comparative figures

Certain of the prior years' comparative figures have been reclassified to conform to the financial statement presentation adopted for the current year.

4.	CHANGES IN ACCOUNTING POLICIES

(a)	Newly Adopted Accounting Policies

Effective April 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA") relating to financial instruments. As required by the transitional provisions of these new standards, these new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

	(i)	Section 3855 – Financial Instruments – Recognition and Measurement

This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006. This standard requires all financial instruments within its scope, including derivatives, to be included on a Company's balance sheet and measured either at fair value or, in certain circumstances, at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations or accumulated other comprehensive income depending on the classification the related instruments.

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the asset or liability. As such, any of the Company's outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities prior to April 1, 2007 are recognized by adjusting opening deficit or opening accumulated other comprehensive income.

All financial instruments are classified into one of the following categories: held for trading, held-to-maturity, available-for-sale, loans and receivables and other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

•

Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in current period net earnings.

		•	Available-for-sale financial assets are measured at fair value. Changes in fair value are included in other comprehensive income (loss) until the gain or loss is recognized in income.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2008, 2007, and 2006
(Expressed in Canadian Dollars)

•	Held for trading financial instruments are measured at fair value. All changes in fair value are included in net earnings (loss) in the period in which they arise.

•

All derivative financial instruments are measured at fair value, even when they are part of a hedging relationship. Changes in fair value are included in net earnings (loss) in the period in which they arise, except for hedge transactions which qualify for hedge accounting treatment, in which case gains and losses are recognized in other comprehensive income.

(ii)	Section 3865 – Hedges

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any financial instruments which qualify for hedge accounting.

(iii)	Section 1530 – Comprehensive Income

Comprehensive income is the change in the Company's shareholder equity that results from transactions and other events from other than the Company's shareholders and includes items that would not normally be included in net earnings (loss), such as unrealized gains or losses on available-for-sale investments. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other "comprehensive income" until it is considered appropriate to recognize into net earnings. This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements. Accumulated other comprehensive income is presented as a new category in shareholders' equity.

As at March 31, 2008, the Company had no accumulated other comprehensive income and for the year ended March 31, 2008, comprehensive income (loss) equals net loss.

(iv)	Section 1506 - Accounting Changes

This standard establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and correction of errors. Changes in accounting policies are only permitted when required by a primary source of GAAP or when the change will result in more reliable and more relevant information.

(v)	Financial Instruments – Disclosure (Section 3862) and Presentation (Section 3863)

These standards replace CICA 3861, Financial Instruments – Disclosure and Presentation. They increase the disclosures for those previously required, which will enable users to evaluate the significance of financial instruments for an entity's financial

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2008, 2007, and 2006
(Expressed in Canadian Dollars)

position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel. This standard is effective for the Company for interim and annual periods beginning on or after January 1, 2008.

The Company has opted for an early adoption of this standard, with effect from April 1, 2007, and the additional disclosure requirements have been incorporated in these financial statements.

Except as stated in note 4(a)(v), the application of these new standards has had no impact on the Company's financial statements as at and for the year ended March 31, 2008.

(b)	Accounting Standards Issued But Not Yet Adopted

(i)       Section 1535 – Capital Disclosures

This standard requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance. This standard is effective for the Company for interim and annual periods relating to fiscal years beginning on or after January 1, 2008. The Company is currently evaluating the effects of adopting this standard.

(ii)    Amendments to Section 1400 – Going Concern

CICA 1400, General Standards of Financial Statement Presentation, was amended to include requirements to assess and disclose an entity's ability to continue as a going concern. The new requirements are effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The Company is currently evaluating the impact of this new standard.

(iii)    International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2008, 2007, and 2006
(Expressed in Canadian Dollars)

IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

5.	EQUIPMENT

		Accumulated	Net Book
	Cost	Amortization	Value

March 31, 2008
Site equipment	$77,551	$57,182	$20,369

March 31, 2007
Site equipment	$77,551	$52,089	$25,462

6.	MINERAL PROPERTY INTERESTS

The Company has recorded the following interest in royalties in currently non-producing properties at a nominal value on the balance sheet:

Balance at
March 31,
2008
British Columbia, Canada
Iskut (note (6)(a)(vi))	$1
Witch (note (6)(a)(v))	1
Other
Ana, Yukon (note (6)(b))	1
Mann Lake, Saskatchewan (note (6)(b))	1
Total	$4

	Balance at	Acquired	Credited	Written	Balance at
	March 31,	during the	during the	down during	March 31,
Property Acquisition Costs	2006	year	year	year	2007
British Columbia, Canada
Buck	$55,929	$–	$–	$(55,929)	$–
Nechako	42,500	–	–	(42,500)	–
Total	$98,429	$–	$–	$(98,429)	$–

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2008, 2007, and 2006
(Expressed in Canadian Dollars)

	Balance at	Acquired	Credited	Written	Balance at
	March 31,	during the	during the	down during	March 31,
Property Acquisition Costs	2005	year	year	year	2006
British Columbia, Canada
Buck	$55,929	$–	$–	$–	$55,929
Nechako	90,000	–	(47,500)	–	42,500
Witch	10,000	–	–	(10,000)	–
Total	$155,929	$–	$(47,500)	$(10,000)	$98,429

(a)	British Columbia, Canada

	(i)	Tulox Property

On May 7, 2007, the Company entered into an agreement with Tulox Resources Inc., formerly named Sitec Ventures Corp. ("Tulox") for the sale of the Tulox property (the "Property") for consideration of ten million common shares of Tulox, an inactive NEX-listed public company. The agreement is subject to certain conditions including regulatory approval. Under the agreement, the Company will receive a 3% net smelter returns ("NSR") royalty, following the commencement of commercial production on the Property. In addition, the Company receives a "Back in Right" whereby, on completion of $5,000,000 of exploration expenditures on the Property by Tulox, the Company will have a 90 day period during which it can acquire a 60% interest in the Property by agreeing to fund a further $10,000,000 of exploration expenditures on the Property. On April 15, 2008, the Company and Tulox mutually agreed to extend the closing date of this agreement

	(ii)	Peak Property

On September 27, 2007, the Company entered into a letter agreement with a private arm's-length company for an exclusive option whereby the Company may acquire, over up to a three year period, the right to earn an undivided 100% interest in the Peak property, subject to a 2% NSR, which the Company may acquire for $2,000,000. The agreement is subject to certain conditions, including the signing of a formal agreement and the acceptance of such formal agreement by the TSX Venture Exchange (the "Effective Date"). Consideration for acquiring the 100% undivided interest in the Peak property is to consist of staged payments totaling $85,000 and the incurring of expenditures totaling $175,000 on the property from the date of signing the letter agreement until the third anniversary of the Effective Date. The Company and the vendor of the Peak property have mutually agreed to defer signing of the formal agreement beyond December 31, 2007 as originally anticipated.

	(iii)	Pond Property

On September 27, 2007, the Company entered into a letter agreement with a private arm’s-length company for an exclusive option whereby the Company may acquire, over up to a four year period, the right to earn an undivided 100% interest in the Pond property, subject to a 2% NSR, which the Company may acquire for $2,000,000. The agreement is subject to certain conditions, including the signing of a formal agreement and the acceptance of such formal agreement by the TSX Venture Exchange (the "Effective Date"). Consideration for acquiring the 100% undivided

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2008, 2007, and 2006
(Expressed in Canadian Dollars)

interest in the Pond property is to consist of staged payments totaling $215,000 and the incurring of expenditures totaling $225,000 on the property from the date of signing the letter agreement until the fourth anniversary of the Effective Date. The Company and the vendor of the Pond property have mutually agreed to defer signing of the formal agreement beyond December 31, 2007 as originally anticipated.

(iv)      Bodine Property, British Columbia

On November 14, 2006, the Company reached an option agreement with an arm's length party to acquire a 100% undivided interest in the Bodine property ("Bodine"). Located approximately 110 kilometers northeast of Smithers, in the Omineca Mining Division in central British Columbia, the Bodine Property covers approximately 640 square kilometers.

The Company can acquire its interest in Bodine by making staged cash payments totaling $225,000 and expending $2,000,000 on the property over the next four years. Bodine is subject to a 3% NSR, 2% of which may be purchased at the Company's sole discretion for $2,000,000 with the remaining 1% subject to a right of first refusal in favor of the Company. Annual advance royalty payments of $50,000 will be payable beginning from the fifth year of the agreement to the fifteenth year of the agreement.

During the year end March 31, 2008, the Company paid $50,000 in property option payments for Bodine (2007 – $25,000). The Company recorded the payments as a property option expense.

(v)         Witch Properties

In September 2004, the Company acquired a 100% interest in the Witch porphyry gold-copper property for a cash payment of $10,000. The property originally comprised approximately 4,600 hectares and is located in the Witch Lake/Chuchi Lake region, approximately 80 kilometers north-northwest of Fort St. James, British Columbia. Amarc added to the property by staking additional claims and conducting further exploration work. Certain claims were allowed to lapse.

During the year ended March 31, 2007, the Company sold a 100% interest in three of the Chona claims, which were part of the Witch property, for proceeds of $500, subject to a 2.5% NSR. The purchaser may acquire this royalty from the Company for the sum of $1,000,000 per one-percent royalty. This royalty has been recorded at a nominal value of $1 (March 31, 2007 - $nil).

At March 31, 2008, all of the Company’s Witch and Chona claims had either been sold or had lapsed.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2008, 2007, and 2006
(Expressed in Canadian Dollars)

(vi)      Iskut Properties

The Company registered for acquisition a total of 5,175 hectares in five properties in the Iskut River area of northwestern British Columbia during the period August 2005 to March 2006. These properties comprise the AA, MEZ, TRI A, Copper 152 and Copper 246 properties.

The Company also entered into a Letter Agreement in May 2006 with an arm's length party giving the Company the right to explore the 2,302 hectare SEDEX property that adjoins the AA property, and the right to enter into a formal option agreement on or before December 31, 2006 to purchase the SEDEX property by paying the arm's length party $100,000 and 265,000 shares of the Company in stages to December 31, 2010. The purchase was subject to a 1.5% NSR in favor of the arm's length party, 0.5% of which could be purchased by the Company for $1,000,000. Advance royalty payments of $20,000 annually were payable to the arm's length party commencing on or before December 31, 2011.

During the year ended March 31, 2007, the Company concluded that no further work was warranted on the properties. On December 6, 2006 the Company terminated the Letter Agreement and vended the AA property to the arm's length party. The Company retains a 1.5% NSR on production from the property, 0.5% of which can be purchased by the arm's length party for $1,000,000. This royalty has been recorded at a nominal value of $1 (March 31, 2007 - $nil).

(vii)     Sitlika Properties

In addition to the Bodine Property (note 6(a)(iv)), beginning December 2006, the Company has acquired by staking claims 100% interest in seven mineral properties located in Omineca Mining Division of British Columbia, approximately 110 kilometers northeast of Smithers. As of March 31, 2008, these properties included the Aspira, Equus, Huge East, Megamine, Myway, Polymac and Polymet claims and in total comprised 955 square kilometers.

(viii)     Pinchi Properties

As at March 31, 2008, the Company held a 100% interest in 262 square kilometers of mineral property located in Omineca Mining Division of British Columbia. These properties comprise of the Grand, Grand North and Petite.

(ix)       Carbonate Zinc Properties

In 2007, the Company acquired by staking approximately 250 square kilometers along a belt located approximately 130 kilometers north-northwest of McKenzie, BC.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2008, 2007, and 2006
(Expressed in Canadian Dollars)

(b)	Other Properties

Yukon Territory and Saskatchewan

The Company has a 5% net profits interest ("NPI") in the 46 mineral claims comprising the Ana Property in the Yukon, and a 2.5% NPI in a mineral lease comprising the Mann Lake Property in Saskatchewan. These net profit interests have been recorded at a nominal value of $1 each (March 31, 2007 - $nil). The Company has neither active exploration programs nor does it plan to undertake any new programs on these properties at the present time.

7.	SHARE CAPITAL

(a)	Authorized share capital

The Company's authorized share capital consists of an unlimited number of common shares without par value.

(b)	Issued and outstanding common shares

At March 31, 2008, the Company had 67,739,473 (2007 – 62,949,473) common shares issued and outstanding.

(i) Share issuance in private placement

On January 17, 2007, the Company completed a private placement of 10,490,000 units ("Units") at $0.50 per Unit, consisting of 4,490,000 flow-through units and 6,000,000 non-flow-through units.

Each flow-through unit consisted of one flow-through common share and one non-flow-through warrant and each non-flow-through unit consisted of one non-flow-through common share and one warrant. Each warrant entitled the holder to purchase one non-flow-through common share until January 17, 2009, at a price of $0.55 per share. The fair value of share warrants was estimated using the Black-Scholes option pricing model, based upon the following assumptions: risk free interest rate of 4%; weighted average expected life of 2.0 years; vesting period of nil; weighted average volatility of 78%; and expected dividends of nil.

Expenses to be incurred from the proceeds of the flow-through-units were renounced to investors on December 31, 2006. In accordance with the provisions of the Canadian Income Tax Act, the Company spent the proceeds from the flow-through units by December 31, 2007.

In February 2008, the Company offered to the holders of warrants the right to enter into an agreement whereby the existing warrants would be exercisable to acquire flow-through common shares of the Company, in consideration of immediate commitment from the holders to exercise

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2008, 2007, and 2006
(Expressed in Canadian Dollars)

the warrants until March 20, 2008 (note 7(b)(ii)). Consequently, all the warrants outstanding as of March 31, 2008 entitled the holders to acquire non-flow-through shares.

(ii) Share issuance upon exercise of warrants

During the year ended March 31, 2008, the Company issued 4,440,000 flow-through common shares upon exercise of warrants (note 7(b)(i)) for total proceeds of $2,442,000. The Company also issued 350,000 non-flow-through common shares for proceeds of $192,500 during the year ended March 31, 2008.

In accordance with the provisions of the Income Tax Act (Canada), the Company is obligated to spend the proceeds from the flow-through-shares by December 31, 2009.

(c)	Share purchase option compensation plan

The Company has a share purchase option compensation plan approved by the shareholders that allows the Company to grant up to 10% of the issued and outstanding shares of the Company at any one time, typically vesting over up to two years, subject to regulatory terms and approval, to its directors, employees, officers, and consultants. The exercise price of each option may be set equal to or greater than the closing market price of the common shares on the TSX Venture Exchange on the day prior to the date of the grant of the option, less any allowable discounts. Options have a maximum term of five years and terminate 30 days following the termination of the optionee's employment, except in the case of retirement or death. As at March 31, 2008 and March 31, 2007, no options were outstanding.

(d)	Share purchase warrants

The continuity of share purchase warrants (each warrant redeemable for one common share) for the year ended March 31, 2008 was:

	Exercise	March 31			Expired/	March 31
Expiry date	Price	2007	Issued	Exercised	Cancelled	2008
January 17, 2009	$0.55	10,490,000	–	4,790,000	–	5,700,000

Weighted average exercise price		$0.55	$–	$0.55	$–	$0.55

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2008, 2007, and 2006
(Expressed in Canadian Dollars)

The continuity of share purchase warrants for the year ended March 31, 2007 was:

	Exercise	March 31			Expired/	March 31
Expiry date	Price	2006	Issued	Exercised	Cancelled	2007
January 17, 2009	$0.55	–	10,490,000	–	–	10,490,000

Weighted average exercise price		$–	$0.55	$–	$–	$0.55

There were no warrants outstanding as of March 31, 2006.

(e)	Contributed surplus

The components of contributed surplus were:

	March 31, 2008	March 31, 2007
Fair value of warrants	$982,110	$1,807,427
Cumulative stock-based compensation	892,917	892,917
Contributed surplus transferred to share capital relating to	(405,096)	(405,096)
options exercised

Balance, end of the year	$1,469,931	$2,295,248

8.	RELATED PARTY BALANCES AND TRANSACTIONS

	As at March 31

Balances receivable (payable)	2008	2007
Hunter Dickinson Services Inc. (a)	$(180,767)	$21,314
Rockwell Diamond Inc. (c)	–	5,692,877
Total	$(180,767)	$5,714,191

	Year ended March 31
Transactions	2008	2007	2006
Services rendered and expenses reimbursed:
Hunter Dickinson Services Inc. (a)	$1,603,106	$884,888	$1,377,312
Hunter Dickinson Group Inc. (b)	$–	$–	$6,400
Rockwell Diamond Inc. (c)	$5,553,629	$5,692,877	$–

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2008, 2007, and 2006
(Expressed in Canadian Dollars)

(a)

Hunter Dickinson Services Inc (“HDSI”) formerly named Hunter Dickinson Inc ("HDI") and its wholly-owned subsidiaries are private companies owned equally by several public companies, one of which is the Company, and have certain directors in common with the Company. HDSI provides geological, technical, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company on a full cost recovery basis pursuant to an agreement dated December 31, 1996. Balances receivable from HDSI have arisen in the normal course of exploration work on the Company's mineral properties and from the provision of ongoing administrative and technical services.

(b)	Hunter Dickinson Group Inc. ("HDGI") is a private company with certain directors in common with the Company that provided consulting services to the Company at market rates.

(c)

Rockwell Diamonds Inc., formerly named Rockwell Ventures Inc., ("Rockwell") is a public company with certain directors in common with the Company. On January 26, 2007, the Company advanced $5,500,000 to Rockwell pursuant to a 90-day promissory note. Interest on the promissory note was calculated at a rate of 20% per annum, compounded quarterly. Interest was payable in common shares of Rockwell, based upon the ten day average closing price, less a 10% discount. On April 18, 2007, Rockwell repaid the principal amount of the loan, together with 497,993 common shares of Rockwell at a deemed price of $0.495, representing payment of interest on the 90-day promissory note. For the year ended March 31, 2008, interest income of $53,629 was recorded on the promissory note.

In June 2007, the Company sold its 497,993 common shares of Rockwell for proceeds of $315,499. A gain of $68,992 was recorded on the sale.

9.	INCOME TAXES

As at March 31, 2008 and 2007, the estimated tax effects of the significant components within the Company’s future income tax assets (liabilities) are as follow:

	March 31	March 31
	2008	2007
Future income tax assets (liabilities)
Resource pools	$2,553,000	$2,348,000
Loss carry forwards	1,024,000	1,096,000
Share issued cost	23,000	59,000
Other	–	–
Subtotal	3,600,000	3,503,000
Valuation allowance	(3,600,000)	(3,503,000)
Net future income tax asset	$–	$–

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2008, 2007, and 2006
(Expressed in Canadian Dollars)

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial tax rates to earnings before income taxes. These differences result from the following items:

	March 31	March 31
	2008	2007
Combined Canadian federal and provincial
statutory rate	33.47%	31.00%

Income tax at statutory rates	$(1,191,000)	$(427,000)
Non-deductible items	264,000	2,000
Change in future tax rates	830,000	320,000
Benefit of share issuance costs	–	(31,000)
Change in valuation allowance	97,000	136,000
	$–	$–

At March 31, 2008, the Company had non-capital losses available for Canadian income tax purposes totaling approximately $3.9 million (2007 – $3.4 million) expiring in various periods to 2028.

10.	FINANCIAL INSTRUMENTS

	a)	Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, amounts receivable, amounts due to/from the related parties and accounts payable and accrued liabilities approximate their fair values due to the short term to maturity of such instruments.

	b)	Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented treasury policies, counterparty limits, controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

(i) Credit Risk

The Company’s credit risk is primarily attributable to its liquid financial assets. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and equivalents in high quality investments with major financial institutions and in federal government-backed treasury bills. The Company does not have any financial assets that are invested in asset backed commercial paper.

(ii) Liquidity Risk

The Company ensures that there is sufficient cash in order to meet its short term business requirements, after taking into account the Company’s holdings of cash and cash equivalents. The

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2008, 2007, and 2006
(Expressed in Canadian Dollars)

Company’s cash and equivalents are invested in business accounts, commercial paper and treasury bills, which are immediately available on demand for the Company’s use.

The Company has sufficient cash and cash equivalents to meet commitments associated with its financial liabilities.

(iii)      Price Risks

The significant price risk exposures to which the Company is exposed are foreign exchange risk, interest rate risk and commodity price risk.

Foreign exchange risk

The Company incurs substantially all of its expenditures in Canada and a significant portion of its cash and cash equivalents are denominated in Canadian dollars (“CAD”). The Company is exposed to foreign exchange risk to the extent of exchange rate fluctuation and a resultant change in the value of its cash and cash equivalents held in US dollars (“USD”) and Mexican pesos (“MXN”).

The exposure of the Company’s financial assets to foreign exchange risk is as follows:

	As at March 31,	As at March 31,
Expressed in CAD equivalents	2008	2007
Financial assets
United States dollars	$946,129	$1,071,053
Mexican pesos	40,235	43,675
Total financial assets	$986,364	$1,114,728

Substantially all of the Company’s liabilities are denominated in Canadian dollars.

The Company currently does not engage in foreign currency hedging.

The following significant exchange rates applied during the year:

	Year ended March 31

	2008	2007
USD to CAD
United States dollars – closing rate	1.0265	1.1546
United States dollars – average rate	1.0322	1.1386

MXN to CAD
Mexican Peso – closing rate	10.341	9.56
Mexican Peso – average rate	10.556	9.63

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2008, 2007, and 2006
(Expressed in Canadian Dollars)

Interest rate risk

The Company is subject to interest rate price risk with respect to its investments in cash equivalents. In order to The Company’s policy is to invest cash in fixed rate financial instruments having maturity dates of three months or less from the date of acquisition and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Changes in market interest rates have a direct effect on the fair value of cash equivalents.

Market risk

The Company is not subject to interest rate price risk with respect to any of its financial instruments.

11.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which differ in certain material respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with the generally accepted accounting principles in United States of America ("US GAAP").

Had the Company followed US GAAP, certain items on the consolidated statements of loss, comprehensive loss and deficit, and balance sheets would have been reported as follows:

	Years ended March 31,
Consolidated statements of operations
	2008	2007	2006
Loss for the year under Canadian GAAP	$(3,557,300)	$(1,376,438)	$(3,840,903)
Other comprehensive income
Mark-to-market adjustment (note 10(c))	–	–	(8,126)
Comprehensive loss	$(3,557,300)	$(1,376,438)	$(3,849,029)

Comprehensive loss per share US GAAP	$(0.06)	$(0.03)	$(0.08)

There are no material differences between Canadian GAAP and US GAAP in the consolidated balance sheet as at March 31, 2008 and 2007 and the consolidated statement of cash flows for the years ended March 31, 2008, 2007 and 2006.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2008, 2007, and 2006
(Expressed in Canadian Dollars)

(a)	Mineral property costs

The Company's policy of expensing all property costs except where an outright property interest has been acquired results in an accounting treatment for these costs which the Company considers to be materially congruent with US GAAP. Accordingly, the Company considers that there are no differences between US and Canadian GAAP with respect to mineral property costs in these consolidated financial statements.

(b)	Stock-based compensation

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123 (Revised 2006), "Share-Based Payment" ("SFAS 123(R)"), which is a revision of SFAS 123 "Accounting for Stock-Based Compensation". SFAS 123(R) supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees". SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. In calculating compensation to be recognized, SFAS 123(R) requires the Company to estimate future forfeitures. Prior to adoption of SFAS 123(R), accounting for stock based compensation for US GAAP purposes was consistent with that used for Canadian GAAP. For Canadian GAAP purposes, the Company uses the fair value method to account for all stock option grants but accounts for forfeitures as they occur, as permitted by Canadian GAAP. As the Company had no stock options outstanding at March 31, 2008, 2007 and 2006, the expense that would have been recognized for US GAAP purposes is not materially different from would have been recorded for Canadian GAAP purposes.

(c)	Available for sale securities

In the year ended March 31, 2006, under US GAAP, the Company realized a prior year mark-to- market adjustment on the disposal of the Company's investment in marketable securities, namely its holdings of common shares of Yukon Zinc and Chatworth. No such adjustment would be recorded under Canadian GAAP.

During the current fiscal year, this difference in accounting treatment for unrealized gain or loss on available for sale financial assets has been eliminated due to the Company’s adoption of the new CICA accounting standards pertaining to financial instruments on a prospective basis with no restatement to prior period financial statements (note 4(a)).

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2008, 2007, and 2006
(Expressed in Canadian Dollars)

(d)	Income Taxes

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48) - Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 (Accounting for Income Taxes) to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 is effective for fiscal years beginning after December 31, 2006.

Under US GAAP effective January 1, 2007, the Company adopted the provisions of FIN 48 that prescribe a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation requires that the Company recognized the impact of a tax position in the financial statements if that position is more likely than not of being sustained on audit, based on the technical merits of the position. Fin 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. In accordance with the provisions of FIN 48, any cumulative effect resulting from the change in accounting principle is to be recorded as an adjustment to the opening balance of deficit. The adoption of FIN 48 did not result in a material impact on the Company's consolidated financial position or results of operations.

(e)	Amounts receivable and prepaid expenses comprise:

	As at March 31	As at March 31
	2008	2007
GST receivable	$181,300	$33,388
Prepaid expenses	19,785	40,077
Advances and other	48,167	38,976
	$249,252	$112,441

(f)	Accounts payable and accrued liabilities comprise:

	As at March 31	As at March 31
	2008	2007
Trade payables	$19,377	$63,012
Accrued liabilities	25,000	15,000
	$44,377	$78,012

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2008, 2007, and 2006
(Expressed in Canadian Dollars)

(g)	Impact of recent United States accounting pronouncements:

i)

Statement of Financial Accounting Standards (“SFAS”) No. 157: Fair Value Measurements, defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 is effective for the Company’s 2009 fiscal year. Management is analyzing the requirements of this new standard but believes that its adoption will not have a significant impact on the Company’s financial statements.

ii)

SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Included an amendment of SFAS No. 115. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. This Statement applies to all entities, including not-for-profit organizations. Most of the provisions of this Statement apply only to entities that elect the fair value option. SFAS No. 159 is effective for the Company’s 2009 fiscal year. Management is analyzing the requirements of this new standard but believes that its adoption will not have a significant impact on the Company's financial statements.

iii)

FASB Staff Position (“FSP”) No. FIN 46 (R)-7, The Application of FASB Interpretation No. 46 (R) to Investment Companies, amends interpretation 46 (R) to provide an exception to the scope of the Interpretation for companies within the scope of the AICPA Audit and Accounting Guide (“Guide”). This FSP concludes that no additional consolidation guidance is necessary to the Guide. The Company’s preliminary assessment does not indicate that this FSP will have a significant impact on the financial statements.

iv)

In December 2007, the FASB issued SFAS No. 141R, Business Combinations, which requires recognition of the assets acquired, liabilities assumed and non-controlling interest arising in a business combination at their fair value as of the acquisition date. In addition, the costs of acquisition must be expensed. This statement will be effective for the Company’s 2009 fiscal year.

v)

In December 2007, the FASB issued SFAS No. 160, "Non-controlling Interests in Consolidated Financial Statements-An Amendment of ARB No. 51" ("SFAS 160"). SFAS 160 establishes accounting and reporting standards for the non-controlling interest in a subsidiary (previously referred to as minority interests). SFAS 160 also requires that a retained non-controlling interest upon the deconsolidation of a subsidiary be initially measured at its fair value. Upon adoption of SFAS 160, the Company would be required to report any non-controlling interests as a separate component of stockholders' equity. The Company would also be required to present any net income allocable to non-controlling interests and net income attributable to the stockholders of the Company separately in its consolidated statements of operations. SFAS 160 is effective for the Company’s 2009 fiscal year, except for the presentation and disclosure requirements, which will be applied retroactively.

AMARC RESOURCES LTD.
Notes to the Consolidated Financial Statements
Years ended March 31, 2008, 2007, and 2006
(Expressed in Canadian Dollars)

vi)

In March 2008, the FASB issued FAS No. 161, “Disclosure about Derivative Instruments and Hedging Activities” (“FAS 161”). FAS 161 changes the disclosure requirements for derivative instruments and hedging activities by requiring enhanced disclosures about how and why an entity uses derivatives instruments, how derivative instruments and related hedged items affect an entity’s operating results, financial position, and cash flows. FAS 161 is effective for the Company’s 2009 fiscal year. Early adoption is permitted. The Company is currently reviewing the provisions of FAS 161. However, as the provisions of FAS 161 are only related to disclosure of derivative and hedging activities, the Company does not believe the adoption of FAS 161 will have a material impact on its consolidated operating results, financial position or cash flows.

vii)

In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles ("SFAS No. 162"). The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (GAAP) for nongovernmental entities. SFAS No. 162 is effective 60 days following the Securities and Exchange Commission's approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The Company is currently evaluating the impact of adoption of SFAS No. 162 but does not expect adoption to have a material impact on results of operations, cash flows or financial position.